November 30, 2022 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. St., N.E. Washington, D.C. 20549 Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-268532) Ladies and Gentlemen: Pursuant to Rule 461 under the Securities Act of 1933, as amended, Apyx Medical Corporation (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-268532) (the “Registration Statement”) so that it will become effective on Friday, December 2, 2022 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable. The Registrant hereby authorizes Adam P. Silvers, of Ruskin Moscou Faltischek, P.C., to orally modify or withdraw this request for acceleration. Please contact Mr. Silvers at (516) 663-6519, or in his absence Dominick P. Ragno, of Ruskin Moscou Faltischek, P.C., at (516) 663-6614, to provide notice of effectiveness of the Registration Statement, or if you have any questions or comments relating to this request. We also respectfully request that a copy of the written order from the United States Securities and Exchange Commission verifying the effective time and date of such Registration Statement be sent to Ruskin Moscou Faltischek, P.C., attention: Adam P. Silvers, via email at asilvers@rmfpc.com. Very truly yours, Apyx Medical Corporation By: /s/ Tara Semb Name: Title: Tara Semb Chief Financial Officer